June 5, 2013

United States Securities & Exchange Commission
Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	Romantique Ltd. Form S-1 Filed April 15, 2013 File No. 333-187917

Dear Ms. Ransom:

We are in receipt of your letter dated May 13, 2013 regarding the above-mentioned filing and would like to respond as follows:

General

1.	Since Romantique Ltd. appears to qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, we have:

●	Described that we are an emerging growth company;
●	Described how and when a company may lose emerging growth company status;
●
Briefly described the various exemptions that are available to us, such as exemptions from Section 404 (b) of the Sarbanes-Oxley Act of 2002 and Section 14 (a) and (b) of the Securities Exchange Act of 1934; and

●	Stated our election under Section 107 (b) of the JOBS Act;
●	We have not elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107 (b);
●
Added a risk factor explaining that the election to extend the transition period under Section 102 (b) (1) allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until the standards apply to private companies. We have included a similar statement in our critical accounting policy disclosures.

2.
We have no written communications as defined in Rule 404 under the Securities Act, that we or anyone on our behalf has presented to potential investors in reliance on Section 5 (d) of the Securities Act. We do not have any research reports about our company.

3.	We have included Item 5- Determination of Offering Price in our prospectus.
4.	We have filed a Form D.
5.
The Company believes that this Offering is not a primary offering of our shares to the public, but an offering by selling shareholders that should be characterized as a transaction eligible to be made pursuant to Rule 415 (a) (1) under the Securities Act for the following reasons: the shareholders have held their shares for several  months; the majority of the selling shareholders purchased their shares in a private placement offering for $2.00 per share, a price well above par value; the selling shareholders are acquaintances of the officers and directors of Romantique, who, except as noted in the registration statement, have no affiliation with the business of Romantique; the selling shareholders are not underwriters, brokers or otherwise involved in the securities industry in any way; the largest shareholders are not selling their shares, the company will not receive any of the offering proceeds, and less than 20% of our outstanding shares are being registered.

Prospectus Cover Page

6.	We have added disclosure that the shares will be sold at a fixed price until the common stock is quoted on the OTC Bulletin Board or listed as on securities exchange.

Prospectus Summary, page 6

7.	We have revised to clarify that the summary highlights those aspects of the offering that are most significant, rather the “selected” information.

About Our Company, page 6

8.	We have added disclosure and a risk factor stating that we do not have a written contract with our primary supplier.
9.	We have revised disclosure to state that the focus of our business is supplying bridal rings to retailers.

Risk Factors, page 9

10.	We have added a risk factor concerning the risk posed by fluctuations in the cost of gold and diamonds on our business.

Selling Shareholders, page 16

11.	We have filed as an exhibit the subscription agreement used in our recent private placement.
12.	We have revised disclosure to note that 46 shareholders are selling 2,213,750 shares.
13.	We have disclosed the facts that made a Regulation D exemption available to us and stated that a notification on Form D has been filed.
14.
With regard to these selling shareholders which are entities, we have disclosed the person(s) who exercise voting and/or dispositive powers with respect to the shares offered by that shareholder. None of these entities is a public entity, majority-owned subsidiary of public entity or registered investment company.

15.	In accordance with Item 507 of Regulation S-K, we have provided for each selling shareholder, its, his or her relationship to Romantique within the last three years.

Description of Securities, page 21

16.	We have briefly described provisions in our charter that could have the effect of delaying, deferring or preventing a change of control as required by Item 202 (a) (5) of Regulation 5-K.

Business, page 23

17.	We have added disclosure to describe the business of Ocappi, Inc. and the differences between the businesses of Ocappi and Romantique.
18.	We have added disclosure required by Item 101 (b) (4) (iv) of Regulation S-K regarding competition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

19.	We have disclosed the payment terms of our accounts receivable and quantified the amount of accounts receivable outstanding as of November 30, 2012 that has been collected as of a recent date.

Certain relationships and Related Transaction, page 33

20.	Under the heading Ownership, we have disclosed the holdings of the President’s brother-in-law.
21.	We have disclosed the dollar amount of product purchased from Classique Creations, LLC, as well as the dollar amount we pay for office space subleased from our President.
22.	We have removed reference to a line of credit, which was erroneously included in our original filing.

23.	Isaac Gurary and Yitzchok Gurary are the same person. This has been clarified.

Financial Statements, page F-1

24.
The amount of accounts payable and cost of sales attributed to transactions with Classique Creations LLC has been disclosed in Note 6 to the Financial Statements.  The terms and manner of payment of the accounts payable have also been disclosed in Note 6 to the financial statements.

Statement of Income, page F-3

25.
The disclosures required by ASC 260-10-50-1 have been made in Note 1 to the financial statements.  Basic and diluted earnings per share and weighted average basic and diluted common shares have been presented on the statement of income.

Notes to Financial Statements, page F-6

Revenue Recognition, page F-6

26.	Provision for sales returns and allowances that were netted against sales have been disclosed in Note 1 to the financial statements.

Supplementally, please be advised that the provision for bad debts is reported as a line item on the statement of income.

Part II, page 34

27.	We have included the undertaking included in Item 512 (a) (b) of Regulation S-K.

Exhibit 5.1

28.	We have included a dated legal opinion.

Thank you.

Very truly yours,

Yitzchok Gurary